UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-41324

AKANDA CORP.

(Registrant’s Name)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Acquisition of Ordinary Shares of Holigen Limited

On April 20, 2022, Akanda Corp. (“Akanda”), Cannahealth Limited (“Cannahealth”), a wholly-owned subsidiary of Akanda, The Flowr Corporation (“Flowr”) and Holigen Holdings Limited (“Holigen”), a wholly-owned subsidiary of Flowr entered into a share purchase agreement (the “Agreement”) whereby Cannahealth would acquire 100% of the ordinary shares of Holigen, which is the holding company of RPK Biopharma, Unipessoal, LDA (“RPK”), a cultivator and manufacturer of medical cannabis products based in Portugal (the “Acquisition”). Closing of the Acquisition is subject to customary closing conditions as detailed in the Agreement. Below is a summary of the material terms of the Agreement. Capitalized terms not defined herein shall have the meanings ascribed to them in the Agreement.

The Purchase Price for the Acquisition will be comprised of (i) of $3,000,000 in cash (the “Cash Consideration”) and (ii) 1,900,000 common shares, no par value per share, of Akanda (the “Akanda Shares”). The Akanda Shares will be issued pursuant to Regulation S of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”).

Concurrent to the closing of the Acquisition, Akanda will purchase 14,285,714 common shares of Flowr (the “Flowr Shares”) for an aggregate purchase price of CAD$999,999.98.

RPK’s operations consist of a 20,000 square foot indoor EU GMP certified grow facility located near Sintra, Lisbon, Portugal, dedicated to the cultivation of high-THC premium cannabis as well as a large seven million square foot (180+ acre) outdoor facility located in Aljustrel, Portugal.

A press release announcing the transaction is filed as Exhibit 99.1 hereto. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

The description of the Agreement herein is only a summary and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 2.1 to this Report Form 6-K and is incorporated by reference herein.

The Agreement is filed with this Report on Form 6-K to provide security holders with information regarding its terms. It is not intended to provide any other factual information about Akanda, Cannahealth, Holigen or Flowr. The representations, warranties and covenants contained in the Agreement were made solely for purposes of such agreement and as of specific dates, are solely for the benefit of the parties to the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders.

Security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Akanda, Cannahealth or Holigen or Flowr. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in Akanda’s public disclosures, except to the extent required by law.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Share Purchase Agreement, dated as of April 20, 2022 among Akanda Corp., Cannahealth Limited, Holigen Holdings Limited and The Flowr Corporation.
10.1*	Form of Subscription Agreement.
10.2*	Form of Transition Services Agreement.
10.3*	Non-Competition Agreement.
99.1	Akanda to acquire Portugal-based Holigen, securing a cannabis sector leadership position in Europe, the Middle East and Africa (EMEA) with EU GMP market access.

*Schedules and similar attachments to these exhibits have been omitted because they do not contain information material to an investment or voting decision and such information is not otherwise disclosed in such exhibits. Akanda will supplementally provide a copy of any omitted schedule or similar attachment to the U.S. Securities and Exchange Commission or its staff upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.

By	:	/s/ Tejinder Virk
Name	:	Tejinder Virk
Title	:	Chief Executive Officer and Director

Date: April 26, 2022